SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

SAEXPLORATION HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78636X204

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204	Page 2

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock (as defined in Item 1) outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q (as defined in Item 5) plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes (as defined below) held by the BlueMountain Funds (as defined below) are convertible.

BlueMountain Capital Management, LLC (“BMCM”) is the investment manager of each of: (i) Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”), which is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock; (ii) BlueMountain Guadalupe Peak Fund L.P. (“BMGP”), which is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants; (iii) BlueMountain Kicking Horse Fund L.P. (“BMKH”), which is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock; (iv) BlueMountain Summit Trading L.P. (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), which is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1,661,446 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock; (v) BlueMountain Timberline Ltd. (“BMT”), which is the direct owner of 7,742 shares of Common Stock, 91,815 Series C Warrants, 187,597 Series D Warrants and 1,007,027 Series E Warrants; and (vi) BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), which is the direct owner of 36,963 shares of Common Stock, 353,634 Series C Warrants, 722,542 Series D Warrants, 3,860,770 Series E Warrants, 28,278 Series F Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock. BMCM, although it directs the voting and disposition of the securities held by the BlueMountain Funds, only receives an asset-based fee relating to the securities held by the BlueMountain Funds.

Blue Mountain CA Master Fund GP, Ltd. (“BMCA GP”) is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by BMCA; (ii) BlueMountain Summit Opportunities GP II, LLC (“BMST GP”) is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by BMST; (iii) BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by BMGP; (iv) BlueMountain Montenvers GP S.à r.l. (“BMM GP”) is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by BMM; and (v) BlueMountain Kicking Horse Fund GP, LLC (“BMKH GP” and, together with BMCA GP, BMST GP and BMGP GP, the “General Partners”) is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by BMKH. BlueMountain GP Holdings, LLC (“GP Holdings”) is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships. BMCM is the sole owner of BMM GP and thus has an indirect profits interest in the securities beneficially owned by BMM.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 3

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

GP Holdings is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships.

BMCA is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and Convertible Notes in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock; (ii) BMGP is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants; (iii) BMKH is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock; and (iv) BMST is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1661,446 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 4

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMCA GP is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by BMCA. BMCA is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and Convertible Notes in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 5

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER *see below (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER *see below (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *see below (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMCA is the direct owner of 165,736 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants, 17,310,715 Series E Warrants, 126,829 Series F Warrants and Convertible Notes in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 6

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,618 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,618 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMGP GP is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by BMGP. BMGP is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 7

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,618 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,618 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMGP is the direct owner of 8,011 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 839,687 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 8

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,103 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,103 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMKH GP is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by BMKH. BMKH is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 9

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,103 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,103 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMKH is the direct owner of 6,100 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants, 639,477 Series E Warrants, 4,658 Series F Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,521 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 10

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,062 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,062 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,062 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMT is the direct owner of 7,742 shares of Common Stock, 91,815 Series C Warrants, 187,597 Series D Warrants and 1,007,027 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 11

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,476 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,476 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,476 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMST GP is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by BMST. BMST is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1,661,446 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 12

1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,476 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,476 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,476 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMST is the direct owner of 15,880 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants, 1,661,448 Series E Warrants, 12,136 Series F Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 13

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,391 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMM GP is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by BMM. BMM is the direct owner of 36,963 shares of Common Stock, 353,634 Series C Warrants, 722,542 Series D Warrants, 3,860,770 Series E Warrants, 28,278 Series F Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 14

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,391 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,391 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,391 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on 10,489,755 shares of Common Stock outstanding, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on Form 10-Q plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible.

BMM is the direct owner of 36,963 shares of Common Stock, 353,634 Series C Warrants, 722,542 Series D Warrants, 3,860,770 Series E Warrants, 28,278 Series F Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Notes into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204	Page 15

Item 1. Security of the Issuer.

This Amendment No. 7 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 8, 2016 (as amended, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of the Schedule 13D are hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“BMCA”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by BMCA;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(v)	BlueMountain Kicking Horse Fund, L.P., a Delaware limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP”), with respect to the Common Stock directly owned by BMKH;

(vii)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), with respect to the Common Stock directly owned by it;

(ix)

BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP” and, together with BMCA GP, BMGP GP and BMKH GP, the “General Partners”), with respect to the Common Stock directly owned by BMST;

(x)

BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

(xii)

BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of the Partnerships; and

(xiii)

BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of the General Partners and BMM GP is to serve as the general partner of the Partnerships and BMM, respectively; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

CUSIP No. 78636X204	Page 16

The executive officers, directors, and control persons of the Reporting Persons are as follows:

David Buzen	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of GP Holdings

Andrew Feldstein	Director of BMCA GP; Director of BMT; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP

Alan Gerstein	Director of BMT; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP; Manager of BMM GP

Elizabeth Gile	Director of BMCA GP; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP

Gary Linford	Director of BMCA GP; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP

Mark Shapiro	Director of BMCA GP; Director of BMT; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP; Manager of BMM GP

William Reeves	Director of BMCA GP

Todd Groome	Manager of BMM GP

Dawn Jasiak	Manager of BMM GP

Dylan Davies	Manager of BMM GP

The business address of each BlueMountain Fund (other than BMGP, BMKH, BMST and BMM) and BMCA GP is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMGP, BMKH, BMST, each General Partner (except BMCA GP), GP Holdings, the Investment Manager, Mr. Buzen, Mr. Feldstein, Mr. Gerstein, Ms. Gile, Ms. Jasiak, Mr. Shapiro and Mr. Reeves is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Linford and Mr. Groome is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of BMM, BMM GP and Mr. Davies is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(f) Mr. Buzen, Mr. Feldstein, Mr. Gerstein, Ms. Gile, Ms. Jasiak, Mr. Reeves, Mr. Shapiro and Mr. Groome are each U.S. citizens. Mr. Linford is a South African citizen. Mr. Davies is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

On December 11, 2019 (the “Closing Date”) the Issuer entered into the ABL Amendment, the Intercreditor Amendment, the A&R Intercreditor Amendment and the Series F Warrant Agreement (in each case as defined in Item 6), in each case with the parties identified therein (including, in each case, BMCA, BMKH, BMST and BMM). In connection with these agreements and the transactions contemplated thereby (as described in Item 6), BMCA, BMKH, BMST and BMM were issued the Series F Warrants reported in this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on 10,489,755 outstanding shares of Common Stock, which represents the sum of (i) the 6,612,332 shares of Common Stock outstanding as of August 12, 2020, as reported on the Issuer’s Form 10-Q filed with the SEC on August 14, 2020 (“Form 10-Q”) plus (ii) the 3,877,423 shares of Common Stock into which the Series C Warrants, Series D Warrants, Series E Warrants, Series F Warrants and Convertible Notes held by the BlueMountain Funds are convertible. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner, BMM GP, GP Holdings and BMCM, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons.

CUSIP No. 78636X204	Page 17

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On the Closing Date, the Issuer, SAExploration Inc., a Delaware corporation and a subsidiary of the Issuer (the “Borrower”), and the other guarantors party thereto entered into that certain Amendment No. 5 to Third Amended and Restated Credit and Security Agreement (the “ABL Amendment”), with all of the Lenders (as defined in the ABL Agreement) (the “ABL Lenders”), including BMCA, BMKH, BMST and BMM, and Cantor Fitzgerald Securities, as administrative agent and collateral agent (the “ABL Agent”), in order to amend that certain Third Amended and Restated Credit and Security Agreement, dated as of September 26, 2018 (as amended, amended and restated, or otherwise modified, the “ABL Agreement”), by and among the Borrower, the Issuer, the other guarantors party thereto, the ABL Lenders, and the ABL Agent to, among other things, (i) request and receive advances in the aggregate principal amount of $5.0 million from the ABL Lenders (the “Fifth Amendment Advance”), (ii) provide for the ability to request and receive additional advances in the aggregate principal amount of $5.0 million from the ABL Lenders who may agree in the future to provide additional advances (the “Fifth Amendment Additional Advance”), (iii) make certain other changes in the ABL Agreement to account for the Fifth Amendment Advance and Fifth Amendment Additional Advance, and (iv) provide for the issuance of the Series F Warrants (as defined below) pursuant to the Series F Warrant Agreement (as defined below) exercisable for shares of Common Stock. On the Closing Date, the Borrower borrowed the entire amount of the Fifth Amendment Advance to be used for additional working capital.

On the Closing Date and in connection with the ABL Amendment, the Issuer entered into the following amendments to its other existing debt instruments in order to, among other things, allow for the consummation of the transactions contemplated by the ABL Amendment and the Series F Warrant Agreement:

•

Amendment No. 1 to Intercreditor Agreement, dated as of the Closing Date (the “Intercreditor Amendment”), by and among the ABL Agent, the Term Agent (as defined in the Intercreditor Amendment), the Convertible Noteholder Trustee (as defined in the Intercreditor Amendment), and the ABL Lenders, Term Lenders (as defined in the Intercreditor Amendment) party thereto, and holders of Convertible Notes (as defined in the Intercreditor Amendment) party thereto (including BMCA, BMKH, BMST and BMM), as acknowledged and consented to by each Loan Party (as defined in the Intercreditor Amendment and including the Issuer); and

•

Amendment No. 1 to Amended and Restated Intercreditor Agreement, dated as of the Closing Date (the “A&R Intercreditor Amendment”), by and between the ABL Agent, the Term Agent (as defined in the A&R Intercreditor Amendment), and the ABL Lenders and Term Lenders (as defined in the A&R Intercreditor Amendment) party thereto (including BMCA, BMKH, BMST and BMM), as acknowledged and consented to by each Loan Party (as defined in the A&R Intercreditor Amendment and including the Issuer).

The foregoing descriptions of the ABL Amendment, the Intercreditor Amendment and the A&R Intercreditor Amendment are summaries only and are qualified in their entirety by the terms and conditions of (i) the ABL Amendment, which is filed as Exhibit 10.1 to the Issuer’s Form 8–K filed with the SEC on December 12, 2019 (“Form 8-K”) and is incorporated herein by reference; (ii) the Intercreditor Amendment, which is filed as Exhibit 10.2 to Form 8-K and is incorporated herein by reference; and (iii) the A&R Intercredtior Amendment, which is filed as Exhibit 10.3 to Form 8-K and is incorporated herein by reference.

On the Closing Date and in connection with the ABL Amendment, the Issuer entered into that certain Warrant Agreement (the “Series F Warrant Agreement”), by and between the Issuer and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent. The Series F Warrant Agreement provides that the Issuer shall issue, from time to time on and after the Closing Date, Series F Warrants exercisable for up to 10% of the issued and outstanding shares of Common Stock, on a fully diluted basis as of the Closing Date, at an initial exercise price of $.0001 per share, and, immediately prior to the funding of the Fifth Amendment Additional Advance, additional Series F Warrants to purchase up to 10% of the issued and outstanding shares of Common Stock, on a fully diluted basis as of the date of the Fifth Amendment Additional Advance.

CUSIP No. 78636X204	Page 18

On the Closing Date, the Issuer issued an aggregate of 429,537 Series F Warrants to the ABL Lenders. Upon approval by the Nasdaq of the Issuer’s listing application regarding the shares of Common Stock related to the Series F Warrants (the “Series F Warrant Shares”), the Issuer issued a further 429,967 Series F Warrants to the ABL Lenders. Additional Series F Warrants will be issued upon receipt by the Issuer of the approval of its shareholders of the issuance of the Series F Warrant Shares. In connection with such issuances, to date BMCA, BMKH, BMST and BMM collectively received a total of 171,901 Series F Warrants.

Pursuant to the Series F Warrant Agreement, each Series F Warrant gives the holder thereof the right to purchase one share of Common Stock, subject to certain limitations on the ability of the holders to exercise their Series F Warrants, including a limitation on the ability of certain holders to exercise a Series F Warrant if it would cause such holder to beneficially own in excess of 9.99% of the outstanding Common Stock.

The foregoing description of the Series F Warrant Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Series F Warrant Agreement, which is filed as Exhibit 4.1 to Form 8-K and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the 13D is hereby amended to include the following:

24. ABL Amendment dated as of December 11, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K).

25. Intercreditor Amendment dated as of December 11, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K).

26. A&R Intercreditor Amendment dated as of December 11, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 10.3 to Form 8-K).

27. Series F Warrant Agreement dated as of December 11, 2019 by and among the parties identified therein (incorporated herein by reference to Exhibit 4.1 to Form 8-K).

CUSIP No. 78636X204	Page 19

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 21, 2020

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

CUSIP No. 78636X204	Page 20

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ DAWN JASIAK
Name: Dawn Jasiak, Manager

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ DAWN JASIAK
Name: Dawn Jasiak, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)